SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

July 2, 2013

Re:	Graña y Montero S.A.A.

Ms. Pamela Long Office of International Corporate Finance Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Dear Ms. Long,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 25, 2013, concerning the Amendment No. 1 to Registration Statement on Form F-1 File No. 333-189067 (the “Registration Statement”) filed by the Company on June 18, 2013. In addition, we have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this comment response letter Amendment No. 2 to the Registration Statement marked to reflect these revisions.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Business, page 111

Energy, page 133

Estimated Proved Reserves, page 135

Comment No. 1.	You disclose the net amount of your natural gas reserves converted from proved undeveloped to proved developed during 2012 only in terms of barrels of oil equivalent (boe). Please expand your disclosure to also present this amount in terms of MMcf of natural gas.

Response No. 1.	In response to the Staff’s comment, the Company has revised the disclosure on page 135 of the Registration Statement to disclose its natural gas reserves converted from proved undeveloped to proved developed during 2012 in terms of both MMcf and Mboe.

BEIJING      HONG KONG      HOUSTON      LONDON      LOS ANGELES      PALO ALTO      SAO PAULO      TOKYO      WASHINGTON, D.C.

Ms. Pamela Long

U.S. Securities and Exchange Commission

July 2, 2013

Comment No. 2.	We note you have revised your disclosure of the total amount of proved undeveloped reserves converted to proved developed during 2012 from 514.98 Mboe to 1,044.35 Mboe. Please explain to us why the net quantities were revised. Also as part of your explanation, please provide us with a reconciliation of the changes in the net quantities of your proved developed and a reconciliation of the changes in the net quantities of your proved undeveloped reserves for 2012 in a format comparable to the disclosure under FASB ASC paragraph 932-235-50-5.

Response No. 2.	The Company acknowledges the Staff’s comment and respectfully explains that the original amount of 514.98 Mboe was incorrect. That erroneous amount included only crude oil and did not include converted reserves from a well where drilling was completed at the end of December 2012. The Company confirms that the estimate of 1,044.35 Mboe (635.5 Mbbl of crude oil and 2,313.4 MMcf) included in the Registration Statement is accurate.

As requested, below are reconciliations of the changes in net quantities of proved developed reserves and proved undeveloped reserves during 2012.

	Total
	Oil (MBBL)	Gas (MMCF)
Proved developed reserves, December 31, 2011	3,277	9,070
Revisions of previous estimates	(2)	3,033
- Reserves converted from proved undeveloped to proved developed (drilling)	636	2,313
- Revisions of estimates	(638)	720
Improved recovery	0	0
Purchases	0	0
Production	(513)	(2,013)
Sales in place	0	0
Proved developed reserves, December 31, 2012	2,762	10,090

Proved undeveloped reserves, December 31, 2011	1,433	9,375
Revisions of previous estimates	(184)	450
- Reserves increased by new locations	456	3,678
- Reserves converted from proved undeveloped to proved developed (drilling)	(636)	(2,313)
- Revisions of estimates	(4)	(915)
Improved recovery	0	0
Purchases	0	0
Production	0	0
Sales in place	0	0
Proved undeveloped reserves, December 31, 2012	1,249	9,825

Ms. Pamela Long

U.S. Securities and Exchange Commission

July 2, 2013

Consolidated Financial Statements for the Year Ended December 31, 2012

Note 28. Business Acquisitions, page F-81

Comment No. 3.	We note your response to comment nine of our letter dated June 14, 2013. As we previously requested, please address the need to disclose the details of the S/.24,994 million net assets transferred related to the acquisition of Stracon GyM.

Response No. 3.	In response to the Staff’s comment, the Company has revised the disclosure on pages F-82 and F-83 of the Registration Statement to disclose further details about the S/.24,994 million net assets transferred in connection with the acquisition of Stracon GyM.

Supplementary Data (Unaudited), Oil and Gas Producing Activities, page F-89

Reserve Quantity Information, page F-89

Comment No. 4.	We note your response to comment 14 of our letter dated June 14, 2013 and that you have revised the estimate of the future development costs in the calculation of the standardized measure for 2012 to include the costs for abandonment; however, it appears that you did not revise the development costs or the standardized measure for 2010 and 2011. Please advise or revise you standardized measure for 2010 and 2011 to include the costs for abandonment as appropriate.

Response No. 4.	The Company acknowledges the Staff’s comment and respectfully explains that it had no estimates of future development costs associated with the abandonment of wells for 2010 and 2011. According to the service contracts on Blocks I and V between GMP S.A. (“GMP”) and Perupetro S.A. (“Perupetro”), GMP is only responsible for the permanent abandonment of (i) wells drilled by GMP that have not been productive; and (ii) old wells that have been seized or produced during the term of the contracts and that have mechanical problems or that no longer have oil reserves. During 2010 and 2011, the Company did not estimate future development costs associated with the abandonment of wells and, as a result, did not reflect any related provisions in its audited annual consolidated financial statements for 2010 and 2011, because GMP did not have sufficient technical evidence that any of the wells in Blocks I and V triggered the requirement to estimate abandonment costs for those years under the service contracts.

Ms. Pamela Long

U.S. Securities and Exchange Commission

July 2, 2013

During 2012, after a process of identification and technical-economical assessment of the wells, GMP determined that 85 wells (70 located in Block I and 15 in Block V) would have to be permanently abandoned during the term of the applicable service contracts. Abandonment activities began in 2013 and are scheduled to finish before the expiration of the term of the service contracts (2021 and 2022 for Block I and V, respectively). Future development costs associated with the permanent abandonment of these wells were estimated to amount to approximately US$2.1 million and a related provision was reflected in the Company’s audited annual consolidated financial statements for 2012 included in the Registration Statement (see note 19 thereto). Accordingly, the supplementary oil and gas data for 2012 included in the Registration Statement reflects these future development costs.

The Company has revised the disclosure on page F-94 of the Registration Statement to explain that no development costs associated with the abandonment of wells were included for 2010 and 2011.

* * * * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579. In my absence, you may contact my colleague Juan M. Naveira at 212-455-7465.

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	José Graña Miró Quesada

Director

Graña y Montero S.A.A.

Mario Alvarado Pflucker

Chief Executive Officer and Director

Graña y Montero S.A.A.

Mónica Miloslavich Hart

Chief Financial Officer and Principal Accounting Officer

Graña y Montero S.A.A.

Claudia Drago Morante

Chief Legal Officer

Graña y Montero S.A.A.

Dennis Gray Febres

Corporate Finance and Investor Relations Officer

Graña y Montero S.A.A.